

December 13, 2012

Via E-Mail
Brian McFadden
Chief Executive Officer, President and Director
Pub Crawl Holdings, Inc.
801 West Bay Dr. Suite 470
Largo, FL 33770

> **Re:** **Pub Crawl Holdings, Inc.**
> **Form 8-K filed pursuant to Items 1.01, 2.01, 3.02 and 9.01**
> **Forms 8-K and 8-K/A filed pursuant to Items 3.02, 5.01 and 5.02**
> **Filed November 30, 2012**
> **File No. 000-54635**

Dear Mr. McFadden:

This letter is to advise you that a preliminary review of the above-referenced current reports indicates a potential lack of compliance with the applicable requirements of Form 8-K and other significant deficiencies. In this regard, please promptly address the following comments. Note that we may have further comments after reviewing any amendments to your filings and the information you provide in response to these comments.

1. It appears that immediately before the acquisition of Mobile Dynamic Marketing, Inc. you were a shell company, as defined in Rule 12b-2 under the Exchange Act. You checked the box indicating that you were a shell company on your Form 10-K for the fiscal year ended June 30, 2012, as amended, and on your Form 10-Q for the quarter ended September 30, 2012. If you were a shell company prior to the acquisition, you were required to provide in a current report filed within four business days after the acquisition the information for Mobile Dynamic Marketing that it would be required to file in order to register a class of securities under Section 12 of the Exchange Act using Form 10, including historical financial statements and pro forma financial information giving effect to the acquisition. Refer to Section II.D.3 of SEC Release No. 33-8587 and Items 2.01(f), 5.01(a)(8) and 9.01 of Form 8-K. Please amend your filings promptly to provide the Form 10 disclosure, or tell us why you do not believe it is required.

2. Please tell us, and amend your filings to disclose if appropriate, the nature of any prior material relationship between Mobile Dynamic Marketing and your new officers, directors and major shareholders, Brian McFadden and Michelle Pannoni, as this matter is not clear from the disclosure provided.

3.   The current report announcing the share exchange with Mobile Dynamic Marketing
        states that the share exchange agreement is filed as an exhibit, but it is not. Please revise
        as appropriate.

        If you have any questions regarding these comments, please direct them to Katherine
Wray, Attorney-Advisor, at (202) 551-3483, or me at (202) 551-3462.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via E-Mail
        Owen Naccarato
        Naccarato & Associates